

September 20, 2011

Via E-Mail

Mr. Charif Souki
Chief Executive Officer
Cheniere Energy Partners, G.P., LLC
700 Milam Street, Suite 800
Houston, Texas 77002

  **Re:** **Cheniere Energy Partners, L.P.**
     **Form 10-K/A for the Fiscal Year Ended December 31, 2010**
     **Filed September 12, 2011**
     **Form 10-Q/A for the Fiscal Quarter Ended March 31, 2011**
     **Filed September 12, 2011**
     **File No. 001-33366**

Dear Mr. Souki:

  We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Andrew D. Mew

        Andrew D. Mew
        Accounting Branch Chief